SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(A)

(Amendment No. 13)

American Apparel, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

023850 100

(CUSIP Number)

Jeffrey Soza, Esq.

Glaser Weil Fink Howard Avchen & Shapiro, LLP

10250 Constellation Blvd., 19th Floor

Los Angeles, California 90067

(310) 553-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 25, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 023850 100

1.	Names of Reporting Persons. Dov Charney

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 47,209,406

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 47,209,406

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,209,406

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (see Item 5)

13.	Percent of Class Represented by Amount in Row 11 27.2%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 13 (“Amendment No. 13”) amends and supplements the Schedule 13D, dated December 12, 2007 and filed by Dov Charney (the “reporting person”) with the Securities and Exchange Commission (the “SEC”) on December 26, 2007 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto, as filed by the reporting person with the SEC on March 23, 2009 (“Amendment No. 1”), Amendment No. 2 thereto, as filed by the reporting person with the SEC on April 16, 2009 (“Amendment No. 2”), Amendment No. 3 thereto, as filed by the reporting person with the SEC on December 7, 2010 (“Amendment No. 3”), Amendment No. 4 thereto, as filed by the reporting person with the SEC on March 1, 2011 (“Amendment No. 4”), Amendment No. 5 thereto, as filed by the reporting person with the SEC on March 28, 2011 (“Amendment No. 5”), Amendment No. 6 thereto, as filed by the reporting person with the SEC on April 29, 2011 (“Amendment No. 6”), Amendment No. 7 thereto, as filed by the reporting person with the SEC on July 11, 2011, Amendment No. 8 thereto, as filed by the reporting person with the SEC on April 1, 2013 (“Amendment No. 8”), Amendment No. 9 thereto, as filed by the reporting person with the SEC on June 27, 2013 (“Amendment No. 9”), Amendment No. 10 thereto, as filed by the reporting person with the SEC on July 5, 2013 (“Amendment No. 10”), Amendment No. 11 thereto, as filed by the reporting person with the SEC on May 29, 2014 (“Amendment No. 12”) and Amendment No. 13 thereto, as filed by the reporting person on June 23, 2014 (“Amendment No. 13”  and the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12 and Amendment No. 13 are collectively referred to herein as the “Schedule 13D”), with respect to the common stock, value $0.0001 per share (the “Common Stock”), of American Apparel, Inc., a Delaware corporation (the “Issuer”).  Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 3.                                 Source and Amount of Funds or other Consideration.

Item 3 is hereby amended and supplemented as follows:

On June 25, 2014 Dov Charney entered into a letter agreement (the “Letter Agreement”) with Standard General L.P., on behalf of one or more of the funds for which it serves as investment manager (“SG”). The Letter Agreement states that SG intends to purchase Common Stock of the Issuer.  If SG, in its sole discretion, is able to purchase at least 10% of the outstanding shares of Common Stock of the Issuer (the “Condition Precedent”) then SG will loan Mr. Charney an amount equal to the SG Price (as defined below) times the number of shares purchased by SG.  The number of shares and the SG Price shall be determined upon completion of SG’s purchases, and SG shall notify Mr. Charney upon completion of the purchases.  Mr. Charney will use the proceeds of such loan to purchase such Common Stock from SG for the lowest price per share paid by SG for such Common Stock after the first purchase (the “SG Price”).  Mr. Charney will enter into definitive loan documents which will provide for the following:

(i)                   The loan will bear interest at 10% per annum, which will be payable in kind.

(ii)                The loan will  mature on July 15, 2019, but may be prepaid without penalty.

(iii)             The proceeds of the loan will be used solely to acquire the shares from SG.

(iv)            The loan will be collateralized by the Common Stock purchased by Mr. Charney from SG and Mr. Charney’s other shares of Common Stock.

(v)               Mr. Charney and SG will enter into warrant agreements granting SG a right to purchase (a) the shares sold to him by SG, and (b) 4,720,941 shares.  The price to be paid for such shares pursuant to such warrant agreements will be the SG Price.

(vi)            Mr. Charney and SG will agree to vote their shares only as agreed between them, provided that notwithstanding such an agreement Mr. Charney may vote his shares (a) in favor of his election to the Board of Directors of the Issuer, and (b) pursuant to the Investment Voting Agreement, dated March 13, 2009 between Mr. Charney and Lion Capital (Guernsey) II Limited.

Mr. Charney understands that the Condition Precedent has been satisfied.  As a result of the execution of the Letter Agreement Mr. Charney and SG may be considered to be a “group” under Rule 13D-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  .

Item 4.                                 Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows.

Mr. Charney continues to intend to engage in discussions with the Issuer and Issuer’s management and the Board, other stockholders of the Issuer and other person that may relate to matters related to governance and board composition, management, operations, business, assets, capitalization, financial condition, strategic plans, the future of the Issuer and other matters concerning the Issuer.

Mr. Charney may also consider, formulate, discuss and seek to cause the Issuer to implement various plans or proposals intended to enhance the value of his current or future investment in the Issuer, enhance stockholder value or enhance the value of the Issuer’s assets, including plans or proposals that may involve extraordinary matters relating to the Issuer.  Any such action may be taken or advocated by Mr. Charney alone or in conjunction with other shareholders and/or other third parties, and could include one or more purposes, plans or proposals that relate to or would result in any of the transactions, matters or effects enumerated in Items 4(a) through (j) of Schedule 13D.

In addition to possibly acquiring securities as contemplated by the Letter Agreement, Mr. Charney intends to evaluate various alternatives that are or may become available with respect to the Issuer and its securities.  Mr. Charney may from time to time acquire additional equity or debt securities or other instruments of the Issuer or dispose of such equity or debt securities or other instruments in any amount that Mr. Charney may determine in his sole discretion, through open market transactions, privately negotiated transactions or otherwise.

The information set forth in this Item 4 is subject to change , and there can be no assurances that the discussions or activities described in this Item 4 will continue or occur or that Mr. Charney will or will not take, or cause to be taken, any of the actions described above or any similar actions.

The information in Item 3 above is hereby incorporated herein by reference.

Item 5.                                 Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

The information in Item 3 above is hereby incorporated herein by reference.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

The information in Item 4 above is incorporated by reference herein.

Item 7.                                 Material to be filed as Exhibits.

Exhibit A — Letter Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2014

/s/ Dov Charney
Dov Charney